UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02004000

SEC FILE NUMBER
8- 44035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PPI Employee Benefits Corporation



RECD S.E.C.
MAR 7 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Long Hill Road
(No. and Street)

Middletown (City) CT (State) 06457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff McLaughlin (860) 343-4940 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beers Hamerman and Co., P.C.
(Name — if individual, state last, first, middle name)

234 Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Michael P. DeBiggis, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPI Employee Benefits Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

My Commission Exp. Jan. 31, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TABLE OF CONTENTS

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
PPI Employee Benefits Corporation

We have audited the accompanying statement of financial condition of PPI Employee Benefits Corporation as of December 31, 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPI Employee Benefits Corporation as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beers, Hamerman & Company, PC

New Haven, Connecticut
February 8, 2002

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com



PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets	
Current assets:	
Cash - (Note 5)	$ 653,743
Accounts receivable - (Note 1)	487,125
Prepaid expenses	90,492
Total current assets	1,231,360
NSCC Clearing Fund deposit - (Note 8)	23,000
Total assets	$ 1,254,360
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable	$ 4,667
Due to Parent - (Note 4)	428,463
Commission payable - (Note 7)	35,358
Income tax payable - (Note 3)	86,527
Total current liabilities	555,015
Shareholder's equity:	
Common stock, no par value; 20,000 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	108,633
Retained earnings	589,712
Total shareholder's equity	699,345
Total liabilities and shareholder's equity	$ 1,254,360

See accompanying notes to financial statements.



PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Commission income - (Notes 1 & 6)	$ 4,369,897
Expenses:	
Operating expenses - (Note 4)	3,800,632
Licenses and fees, registrations, publications	162,165
Insurance	15,870
Professional fees	7,648
Office	6,400
Total expenses	3,992,715
Income before income taxes	377,182
Income taxes - (Notes 1 & 3)	150,250
Net income	$ 226,932

See accompanying notes to financial statements.



PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - December 31, 2000	$1,000	$108,633	$362,780	$ 472,413
Net income	-	-	226,932	226,932
Balance - December 31, 2001	$1,000	$108,633	$589,712	$ 699,345

See accompanying notes to financial statements.



PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$226,932
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(241,028)
Prepaid expenses	(44,818)
Increase (decrease) in operating liabilities:	
Accounts payable	4,667
Due to Parent	24,296
Commission payable	35,358
Income tax payable	25,925
Due to fund houses	(33,542)
Net cash used by operating activities	(2,210)
Decrease in cash	(2,210)
Cash balance - December 31, 2000	655,953
Cash balance - December 31, 2001	$653,743

Supplemental Information:

Cash payments for income taxes	$124,325

See accompanying notes to financial statements.



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and business activity

PPI Employee Benefits Corporation is a wholly owned subsidiary of Professional Pensions, Inc., a Connecticut corporation that was acquired January 1, 1999 by Principal Financial Group. The Company acts as a broker-dealer, dealing solely in mutual fund shares and variable annuity products. All funds in connection with brokerage activities are delivered promptly, without customer funds being held. The Company's registrations as a broker-dealer were approved by the Securities and Exchange Commission on August 15, 1991, and by the National Association of Securities Dealers, Inc. on August 21, 1992. The Company first operated as a broker-dealer in November, 1992.

Income taxes

The Company is included in consolidated income tax returns filed by Principal Financial Group. Its share of any income tax liability is transferred to Principal Financial Group. The income tax rate used is the incremental tax rate of the parent company.

Deferred income taxes are provided to account for differences between the basis of assets and liabilities for financial and tax reporting purposes. For the year ended December 31, 2001, there were no differences between the tax and financial reporting basis of the Company's assets and liabilities.

Accounts receivable

Management believes that all accounts receivable as of December 31, 2001 are fully collectible; therefore, no allowance for doubtful accounts has been reflected in the financial statements. There was no bad debt expense for the year ended December 31, 2001.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur. The Company earned $13,949 of commissions from Princor Financial Services Corporation, a mutual fund house and NASD member broker/dealer owned by Principal Financial Group.



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital as defined by the S.E.C. of $198,700, which was $161,697 in excess of its required net capital of $37,003. The Company's net capital ratio was 2.8 to 1.

NOTE 3 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of:

Current:	
Federal	$ 122,000
Connecticut	28,250
	$ 150,250

At December 31, 2001, the liabilities for Federal income taxes and Connecticut income taxes were $58,277 and $28,250, respectively. These amounts were owed to Principal Financial Group, a related party, disclosed in Note 1.



NOTE 4 - OPERATING EXPENSES

The operations of the Company are an integral part of the operations of its parent, Professional Pensions, Inc. (PPI). PPI shares certain of its personnel, equipment and facilities with the Company. This arrangement facilitates the proper and efficient operations of both entities. On a monthly basis, PPI bills the Company for the use of its personnel, equipment and facilities.

For the year ended December 31, 2001, operating expenses billed to the Company totaled $3,800,632. At December 31, 2001, the Company owed its parent company $428,463.

NOTE 5 - OFF BALANCE SHEET RISK

The total cash held in the Company's bank account exceeded the amount insured by the Federal Deposit Insurance Corporation (FDIC) by $553,728 at December 31, 2001.

NOTE 6 - BUSINESS CONCENTRATION

During 2001, the Company earned 51% of its commission income from one mutual fund house.

NOTE 7 - COMMISSION PAYABLE

The Company is performing broker-dealer services for business lines of Principal Financial Group other than those of Professional Pensions, Inc. All transaction and commission revenue received from the mutual fund houses for these services is forwarded to Princor Financial Services, a subsidiary of Principal Financial Group and an NASD member broker/dealer. At December 31, 2001, $35,358 had been collected by the Company and is due to Princor Financial Services.

The Company will be paid an administrative fee of 11 basis points annually on the assets under management for performance of these services.



NOTE 8 - NSCC CLEARING FUND DEPOSIT

The Company is a member of the National Securities Clearing Corporation (NSCC). The NSCC provides centralized clearance, settlement, and information services to the financial services industry. All mutual fund transactions initiated by the Company are settled through the NSCC for transactions with funds which participate in the NSCC. As a member of the NSCC, the Company is required to make a deposit into their Clearing Fund based on the member's use of the NSCC's facilities. The amount deposited with the NSCC at December 31, 2001 was $23,000.



PPI EMPLOYEE BENEFITS CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital:	
Shareholder's equity	$ 699,345
Deductions:	
Non-allowable assets:	
Receivables outstanding more than 30 days	387,153
Prepaid expenses	90,492
NSCC Clearing Fund deposit	23,000
	500,645
	$ 198,700
Aggregate indebtedness:	
Accounts payable	$ 4,667
Due to Parent	428,463
Commission payable	35,358
Income tax payable	86,527
	$ 555,015
Computation of basic net capital requirement - (Note 2):	
Minimum net capital required	$ 37,003
Excess net capital at 1,500 percent	$ 161,697
Excess net capital at 1,000 percent	$ 143,198
Ratio: Aggregate indebtedness to net capital	2.8 to 1
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II Focus Report	$ 217,019
Audit adjustments:	
Increase provision for current year's income tax expense	(26,679)
Adjustment to prepaid expenses	8,360
Net capital per above	$ 198,700

See auditor's report.

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
PPI Employee Benefits Corporation

In planning and performing our audit of the financial statements of PPI Employee Benefits Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by PPI Employee Benefits Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are: to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com



Board of Directors
PPI Employee Benefits Corporation
Page two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Beers, Hamerman & Company, PC

New Haven, Connecticut
February 8, 2002

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: PPI EMPLOYEE BENEFITS CORPORAT [0013]

SEC File Number: 8- 44035 [0014]

Address of Principal Place of Business: 245 LONG HILL RD [0020]

MIDDLETOWN [0021] CT [0022] 06457 [0023]

Firm ID: 28970 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Jeffrey B. McLaughlin [0030] Phone: (860)343-4940 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	653,742 [0200]		653,742 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	99,973 [0300]	387,152 [0550]	487,125 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

B. Other securities [0160]				
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]				
B. Other securities [0180]				
8. Memberships in exchanges:				
A. Owned, at market [0190]				
B. Owned, at cost		[0650]		
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	121,852 [0735]	121,852 [0930]
12. TOTAL ASSETS	753,715 [0540]	509,004 [0740]	1,262,719 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	536,695 [1205]	[1385]	536,695 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			

C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	536,695 [1230]	0 [1450]	536,695 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	1,000 [1792]
C. Additional paid-in capital	213,884 [1793]
D. Retained earnings	511,139 [1794]
E. Total	726,023 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	726,023 [1800]

25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,262,718 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2001 [3932]	12/31/2001 [3933]	3 [3931]

REVENUE

		Amount	Code
1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
b.	Commissions on listed option transactions		[3938]
c.	All other securities commissions		[3939]
d.	Total securities commissions	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	922,382	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	184,198	[3995]
9.	Total revenue	1,106,580	[4030]

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	

14.	Regulatory fees and expenses		14,513 [4195]
15.	Other expenses		970,890 [4100]
16.	Total expenses		985,403 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		121,177 [4210]
18.	Provision for Federal Income taxes (for parent only)		111,820 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		9,357 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		78,264 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			726,023 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			726,023 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			726,023 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		509,004 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-509,004 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			217,019 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	

B.	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			217,019 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	35,779 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	35,779 [3760]
14.	Excess net capital (line 10 less 13)	181,240 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	163,349 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		536,695 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	

B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		536,695 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 247 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		716,664 [4240]
A.	Net income (loss)		9,357 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		726,021 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]